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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25


(Check One )     [ ]  Form 10-K      [ ]  Form 20-F        [ ]  Form 11-K
                 [X]  Form 10-Q      [ ]  Form N-SAR

                       For the Period Ended   April 30, 2003
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

                For the Transition Period Ended ________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                              -------


                         PART I - REGISTRANT INFORMATION


      NATIONAL AUTO CREDIT, INC.
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      (Full Name of Registrant)


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      (Former Name if Applicable)


     555 Madison Avenue, 29th Floor
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(Address of principal executive offices)

      New York, New York  10022
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      (City, State and Zip Code)


                        PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof will be filled on or before the fifth calendar day following the prescribed due date; or

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable



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                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-F 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The Company requires additional as time to complete the filing of its Quarterly Report on Form 10-Q for the period ended April 30, 2003 as a result of the consolidation of the Company's acquisition, in April 2003, of OMI Business Communications, Inc. The Company's accountants and Audit Committee require additional time to review the financial statements and other portions of the 10-Q, which, as a result of such acquisition, contain historical information unfamiliar to such persons.


                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Robert V. Cuddihy, Jr.                   212                644-1400
     ----------------------                   ---                --------
             (Name)                       (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Registrant reported a net loss of $5.9 million for the six months ended July 31, 2000. It is currently anticipated that for the six months ended July 31, 2001 the Registrant will report a net loss of $5.1 million.


                           NATIONAL AUTO CREDIT, INC.
                           --------------------------
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

     Date   June 16, 2003               By  /s/  Robert V. Cuddihy, Jr.
            -------------                   ---------------------------
                                              Chief Financial Officer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.




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